UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 11, 2021	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Buenos Aires, November 11, 2021 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended September 30, 2021 (our “3Q21 Results”).

3Q21 Key Highlights

◾	Net revenue increased by 8.5% YoY to Ps. 17,800 million (US$176 million), mainly explained by the recovery in Concrete, the increase in Cement and the improvement in the Railway segment
◾	Decrease in our Consolidated Adjusted EBITDA of 9.1% YoY to Ps. 4,696 million (US$51 million)
◾
The Consolidated Adjusted EBITDA margin decreased 512 basis points YoY from 31.5% to 26.4%, mainly due to the normalization of seasonal costs. For the 9-month period ending in September, the margin expanded 55 basis points to 30.7% from 30.2% in the same period of 2020

◾	Net Profit of Ps. 1,490 million, showing a reduction of 84.9% versus the same period of the previous year, mainly explained by the extraordinary result in 3Q20 due to the divestment in Paraguay
◾	Net Debt /LTM Adjusted EBITDA ratio of -0.02x from 0.27x in 3Q20 and 0.16x in FY20

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the third quarter of 2021, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We are pleased to announce a very good quarter in which we observe a consolidation of cement demand close to historical highs, with world-class profitability margins supported by our high operating standards and a recovery in the other business segments.

The post-pandemic operational normalization and the sustained recovery of demand, led to this quarter, unlike what happened in the same period last year, to include the usual annual maintenance costs, as well as an increase in energy inputs, typical of the winter months.

Despite the seasonal effects on margins, our EBITDA in dollars was US $ 51MM, exceeding what was achieved, both in the same period of 2020 and in the previous quarter.

As for the L’Amalí expansion project, it already shipped cement during the month of October. We are very satisfied with the first results that already show its operating benefits and we hope to begin to see its impact in the coming quarters. This new line, with its production capacity and operational efficiency, provides us with a robust platform on which Loma can support its development. Likewise, it will allow us to advance on the path of sustainability, maximizing the use of energy with low environmental impact.

Finally, I would like to highlight the committed contribution of all our people and stakeholders, which they make to the operational excellence of Loma and without which these results would not have been possible. Together with the support of our strong productive structure and a solid balance, they are the pillars to keep Loma on a prosperous path of growth. "

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2021	2020	% Chg.	2021	2020	% Chg.
Net revenue	17,800	16,399	8.5%	49,370	38,842	27.1%
Gross Profit	4,587	4,590	-0.1%	15,076	10,685	41.1%
Gross Profit margin	25.8%	28.0%	-222bps	30.5%	27.5%	+303bps
Adjusted EBITDA	4,696	5,167	-9.1%	15,161	11,713	29.4%
Adjusted EBITDA Mg.	26.4%	31.5%	-512bps	30.7%	30.2%	+55bps
Net Profit (Loss)	1,490	9,833	-84.9%	3,220	11,538	-72.1%
Net Profit (Loss) attributable to owners of the Company	1,364	9,813	-86.1%	3,322	11,430	-70.9%
EPS	2.3081	16.4634	-86.0%	5.6000	7.9704	-29.7%
Average outstanding shares (*)	591	596	-0.9%	593	596	-0.5%
Net Debt	(330)	2,587	n/a	(330)	2,587	n/a
Net Debt /LTM Adjusted EBITDA	-0.02x	0.27x	n/a	-0.02x	0.27x	n/a
(*) Net of repurchased shares

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended September 30,			Nine-months ended September 30,
	2021	2020	% Chg.	2021	2020	% Chg.
Net revenue	17,137	10,487	63.4%	43,601	23,477	85.7%
Adjusted EBITDA	4,957	3,511	41.2%	14,073	7,445	89.0%
Adjusted EBITDA Mg.	28.9%	33.5%	-455bps	32.3%	31.7%	+57bps
Net Profit (Loss)	3,466	8,258	-58.0%	11,354	9,039	25.6%
Net Debt	(330)	2,587	n/a	(330)	2,587	n/a
Net Debt /LTM Adjusted EBITDA	-0.02x	0.27x	n/a	-0.02x	0.27x	n/a

In million US$	Three-monthsended September30,			Nine-monthsended September30,
	2021	2020	%Chg.	2021	2020	%Chg.
Ps./US$, av	97.26	73.35	32.6%	93.42	67.62	38.1%
Ps./US$, eop	98.74	76.18	29.6%	98.74	76.18	29.6%
Net revenue	176	143	23.2%	467	347	34.4%
Adjusted EBITDA	51	48	6.5%	151	110	36.8%
Adjusted EBITDA Mg.	28.9%	33.5%	-455bps	32.3%	31.7%	+57bps
Net Profit (Loss)	36	113	-68.3%	122	134	-9.1%
Net Debt	(3)	34	n/a	(3)	34	n/a
Net Debt /LTM Adjusted EBITDA	-0.02x	0.27x	n/a	-0.02x	0.27x	n/a

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended September 30,			Nine-months ended September 30,
		2021	2020	% Chg.	2021	2020	% Chg.
Cement, masonry & lime	MM Tn	1.66	1.53	8.4%	4.45	3.54	25.6%
Concrete	MM m3	0.12	0.06	110.8%	0.39	0.15	160.5%
Railroad	MM Tn	1.15	1.06	8.2%	3.20	2.63	21.7%
Aggregates	MM Tn	0.21	0.19	7.2%	0.58	0.35	68.3%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime in Argentina during 3Q21 increased 8.4% to 1.7 million tons mainly leveraged by the recovery of bulk cement, a segment that had been more restricted during the pandemic. Bagged cement sales remain strong due to sustained demand from the retail sector. Considering that bagged products had a more accelerated recovery in 3Q20, in this quarter there is a normalization of the share in this dispatch mode compared with bulk.

Likewise, the volume of concrete showed strong YoY growth of 110.8%, still below pre-pandemic levels, mainly due to the lack of large infrastructure projects, both private and public. Aggregates had an increase of 7.2% with a more moderate growth due to the fact that in 3Q20 it already showed some recovery.

The volumes of the Railway segment experienced an increase of 8.2% compared to the same quarter of 2020, mainly explained by the recovery in the transported volumes of granite stone and frac-sand.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2021	2020	% Chg.	2021	2020	% Chg.
Net revenue	17,800	16,399	8.5%	49,370	38,842	27.1%
Cost of sales	(13,213)	(11,810)	11.9%	(34,294)	(28,157)	21.8%
Gross profit	4,587	4,590	-0.1%	15,076	10,685	41.1%
Share of loss of associates	-	(553)	n/a	-	(553)	n/a
Selling and administrative expenses	(1,361)	(1,262)	7.8%	(4,014)	(3,302)	21.6%
Other gains and losses	35	8	309.9%	179	88	103.6%
Impairment of property, plant and equipment	(141)	(1,297)	n/a	(141)	(1,297)	-89.1%
Tax on debits and credits to bank accounts	(174)	(203)	-14.3%	(498)	(492)	1.2%
Finance gain (cost), net
Gain on net monetary position	342	163	110.0%	1,622	488	232.4%
Exchange rate differences	(341)	3,131	n/a	(105)	1,898	n/a
Financial income	21	165	-87.4%	(1,438)	(1,874)	-23.3%
Financial expense	(343)	(408)	-15.8%	89	103	-13.0%
Profit (Loss) before taxes	2,624	4,334	-39.5%	10,769	5,743	87.5%
Income tax expense
Current	(1,047)	(1,471)	-28.8%	(4,612)	(1,792)	157.4%
Deferred	(87)	560	n/a	(2,937)	562	n/a
Net profit (loss) from continuing operations	1,490	3,423	-56.5%	3,220	4,514	-28.7%
Income from discontinued operations	-	6,411	n/a	-	7,024	n/a
Net profit (loss)	1,490	9,833	-84.9%	3,220	11,538	-72.1%

Net Revenues

Net revenue increased 8.5% to Ps. 17,800 million in 3Q21, from Ps. 16,399 million in the comparable quarter last year, driven by the recovery of the Concrete segment, the growth in cement and the recovery of the Railway and Aggregates segment.

Cement, masonry cement and lime segment was up 2.4%, with volumes expanding 8.4% impacted by price dynamics.

Concrete posted a revenue increase of 116.6% because the recovery in volume was coupled by an improvement in prices. The Aggregates segment registered a strong increase in revenues of 47.5% due to the fact that the higher volume was combined with a good price performance and a positive sales mix.

Railroad revenues increased 25.4% in 3Q21 compared to the same quarter of 2020, mainly explained by an increase in transported volumes of granite stone, and frac-sand that positively boosts sales due to their impact on average transported distance.

Cost of sales, and Gross profit

Cost of sales increased 11.9% YoY reaching Ps. 13,213 million in 3Q21, mainly as a result of the higher volumes, impacted by higher seasonal costs of thermal and electrical inputs and higher maintenance costs in line with normalized third quarter operation. Typically, during the winter season, we undertake our annual scheduled maintenance, which last year was abnormally affected by the pandemic situation.

Gross profit decreased slightly 0.1% YoY to Ps. 4,587 million in 3Q21, from Ps. 4,590 million in 3Q20, with a gross profit margin that contracted 222 basis points year-on-year to 25.8%, reflecting the impact of higher winter production costs and the maintenance period, together with lower price dynamics.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 2Q21 increased by 7.8% YoY to Ps. 1,361 million, from Ps. 1,262 million in 3Q20, mainly as a consequence of the higher impact of sales on taxes and freight, and higher labor costs compared to last year. As a percentage of sales, SG&A show a slight improvement compared to 3Q20, reaching 7.6%.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2021	2020	% Chg.	2021	2020	% Chg.
Adjusted EBITDA reconciliation:
Net profit (loss)	1,490	9,833	-84.9%	3,220	11,538	-72.1%
(+) Depreciation and amortization	1,435	1,831	-21.6%	3,920	4,242	-7.6%
(+) Tax on debits and credits to bank accounts	174	203	-14.3%	498	492	1.2%
(+) Income tax expense	1,134	911	24.5%	7,549	1,229	514.1%
(+) Financial interest, net	231	(13)	n/a	1,146	1,226	-6.5%
(+) Exchange rate differences, net	341	(3,131)	n/a	105	(1,898)	n/a
(+) Other financial expenses, net	92	256	-64.2%	203	545	-62.8%
(+) Gain on net monetary position	(342)	(163)	110.0%	(1,622)	(488)	232.4%
(+) Share of profit (loss) of associates	-	553	n/a	-	553	n/a
(+) Impairment of property, plant and equipment	141	1,297	-89.1%	141	1,297	-89.1%
(-) Income from discontinued operations	-	6,411	n/a	-	7,024	n/a
Adjusted EBITDA	4,696	5,167	-9.1%	15,161	11,713	29.4%
Adjusted EBITDA Margin	26.4%	31.5%	-512bps	30.7%	30.2%	+55bps

Adjusted EBITDA decreased 9.1% YoY in the third quarter of 2021 to Ps. 4,696 million. Typically, in the third quarters we have the incidence of higher production costs, as we incurred in winter energy costs and we undertake most of our annual schedule maintenance. These effects were abnormally softer in 3Q20 due to the pandemic situation.

Likewise, the Adjusted EBITDA margin decreased 512 basis points to 26.4% compared to 31.5% in 3Q20, mainly due to the impact of cement margins. For the 9-month cumulative period, the margin expanded 55 bps to 30.7 from 30.2 in the same period last year.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment decreased 484 bps to 29.5%, mainly due to the seasonal increase in costs and lower price performance.

The Adjusted EBITDA margin for Concrete recovered considerably compared to 3Q20, but still registering a negative margin of 4.0%, as the recovery of volumes is still below pre-pandemic levels.

The adjusted EBITDA margin of the Railroad segment improved 97 basis points, mainly supported by an increase in transported volumes and a positive effect from the product mix.

Finally, the aggregates adjusted EBITDA margin improved to 0.3% from a negative margin in 3Q20, due to a strong recovery in revenues as a result of a better sales mix and higher operating leverage.

Finance Costs-Net

Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2021	2020	% Chg.	2021	2020	% Chg.
Exchange rate differences	(341)	3,131	n/a	(105)	1,898	n/a
Financial income	21	165	-87.4%	(1,438)	(1,874)	-23.3%
Financial expense	(343)	(408)	-15.8%	89	103	-13.0%
Gain on net monetary position	342	163	110.0%	1,622	488	232.4%
Total Finance Gain (Cost), Net	(322)	3,051	n/a	168	614	-72.6%

During 3Q21, the Company reported a total net financial cost of Ps. 322 million compared to a total net financial gain of Ps. 3,051 million in 3Q20, this variation is primarily due to an extraordinary exchange rate difference gain in the third quarter of 2020.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 3Q21 it reached Ps. 1,490 million compared to Ps. 9,833 million in the same period of the previous year. 3Q20 was strongly impacted by the sale of the Company's stake in Yguazú Cementos.

Additionally, considering the start-up of the new L’Amalí line and taking into account other factors, a non-monetary loss was recognized on the assets of the Sierras Bayas Plant that amounted to Ps. 141 million.

Net Profit Attributable to Owners of the Company reached Ps. 1.4 billion. During the quarter, the Company reported earnings per common share of Ps. 2,3081 and an ADR gain of Ps. 11.5407, compared to earnings per common share of Ps. 16.4634 and an ADR gain of Ps. 82.3171 in 3Q20.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of September 30,		As of December, 31
	2021	2020	2020

Total Debt	3,959	9,170	8,072
- Short-Term Debt	3,480	5,906	5,729
- Long-Term Debt	479	3,265	2,343
Cash, Cash Equivalents and Investments	4,289	6,583	5,484
Total Net Debt	(330)	2,587	2,588
Shareholders' Equity	63,888	57,250	56,886
Capitalization	67,848	66,420	64,957
LTM Adjusted EBITDA	17,756	9,762	16,640
Net Debt /LTM Adjusted EBITDA	-0.02x	0.27x	0.16x

As of September 30, 2021, total cash and cash equivalents were Ps. 4,289 million compared with Ps. 6,583 million as of the September 30, 2020. Total debt at the close of the quarter stood at Ps. 3,959 million, composed by Ps. 3,480 million in short-term borrowings, including the current portion of long-term borrowings (or 87.9% of total borrowings), and Ps. 479 million in long-term borrowings (or 12.1% of total borrowings).

As of September 30, 2021, 83.2% (or Ps. 3,295 million) Loma Negra’s total debt was denominated in U.S. dollars, 9.5% (or Ps. 377 million) in Euros, and 7.3% (or Ps. 288 million) in argentine pesos. The average duration of Loma Negra’s total debt was 0.4 years.

As of September 30, 2021, Ps. 3,280 million, or 82.9%, of the Company’s total consolidated borrowings bore interest at rates based on Libor, and Ps. 679 million of borrowings bore interest at a fixed rate.

The Net Debt to Adjusted EBITDA (LTM) ratio decreased to -0.02x as of September 30, 2021 from 0.16x as of December 31, 2020 as a result of strong cash generation and debt reduction.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,		Nine-months ended September 30,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	1,490	9,833	3,220	11,538
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	2,889	(5,744)	11,524	(1,737)

Changes in operating assets and liabilities	1,012	1,300	(5,832)	311
Net cash generated by operating activities	5,391	5,389	8,912	10,112

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	(250)	-	-	-
Property, plant and equipment, Intangible Assets, net	(1,544)	(2,382)	(4,249)	(10,928)
Contributions to Trust	(20)	(40)	(66)	(76)
Investments	373	11,428	(1,656)	11,428
Net cash (used in) investing activities	(1,441)	9,006	(5,971)	423

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(1,748)	(15,238)	(4,192)	(10,029)
Share repurchase plan	(630)	-	(1,498)	-
Net cash generated by (used in) by financing activities	(2,377)	(15,238)	(5,689)	(10,029)

Net increase (decrease) in cash and cash equivalents	1,573	(843)	(2,748)	506
Cash and cash equivalents at the beginning of the year	1,245	3,707	5,993	2,432
Effect of the re-expression in homogeneous cash currency ("Inflation- Adjusted")	(38)	(50)	(141)	(152)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(300)	4,279	(624)	4,307
Cash and cash equivalents at the end of the period	2,480	7,092	2,480	7,092

In 3Q21, our operating cash generation was Ps. 5,391 million, benefited by lower seasonal working capital requirements.

During 3Q21, the Company used cash in financing and investing activities for a total of Ps. 2,377 and Ps. 1,441 million, respectively. Cash allocations to the expansion of production capacity of L’Amalí plant accounted for a total of Ps. 552 million, or 36% of total capital expenditures.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million.

Having already completed the start-up of the main stages of the new line, at the end of September 2021, it is practically completed, going through the final fine-tuning process satisfactorily.

Share Repurchase Plan.

On September 24, 2021, the Company announced the approval of the third share repurchase program, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations. The purpose is to efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share.

The plan became effective as from September 28, 2021, the amount to invest will be up to AR$ 700.000.000 (Argentine Pesos Seven Hundred Million) or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock. The maximum amount of shares or maximum percentage of the Company’s capital stock to be repurchased shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC.

A summary of current Share Repurchase Programs is shown below:

Repurchase Program III
Maximum amount for repurchase	AR$ 700 million
Maximum price	AR$ 340/ordinary share or US$ 9.5/ADR
Period in force	60 days since September 28, 2021
Repurchase under the program until November 10, 2021	AR$ 465 million
Progress	66.5%

3Q21 Earnings Conference Call

When:	10:00 a.m. U.S. ET (12:00 a.m. BAT), November 12, 2021
Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)
Password:	Loma Negra Call
Webcast:	https://services.choruscall.com/links/loma211112msXWsvGS.html
Replay:
A telephone replay of the conference call will be available between November 13, 2021 at 1:00 pm U.S. E.T. and ending on November 19, 2021. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10158956. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of September 30,	As of December 31,
	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	72,497	73,351
Right to use assets	304	613
Intangible assets	214	263
Investments	5	5
Goodwill	48	48
Inventories	2,694	2,953
Other receivables	766	659
Total non-current assets	76,527	77,891
Current assets
Inventories	7,727	7,521
Other receivables	1,217	1,667
Trade accounts receivable	4,133	4,094
Investments	3,887	5,627
Cash and banks	403	365
Total current assets	17,367	19,275
TOTAL ASSETS	93,893	97,166
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	19,113	20,611
Reserves	41,184	25,638
Retained earnings	3,322	15,546
Equity attributable to the owners of the Company	63,619	61,795
Non-controlling interests	269	371
TOTAL SHAREHOLDERS' EQUITY	63,888	62,166
LIABILITIES
Non-current liabilities
Borrowings	479	2,561
Accounts payables	-	140
Provisions	570	668
Salaries and social security payables	69	52
Debts for leases	234	535
Other liabilities	78	153
Deferred tax liabilities	12,902	9,965
Total non-current liabilities	14,332	14,074
Current liabilities
Borrowings	3,480	6,261
Accounts payable	6,345	7,386
Advances from customers	798	1,002
Salaries and social security payables	1,873	1,947
Tax liabilities	2,933	3,950
Debts for leases	86	192
Other liabilities	157	187
Total current liabilities	15,673	20,926
TOTAL LIABILITIES	30,005	35,000
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	93,893	97,166

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2021	2020	% Change	2021	2020	% Change
Net revenue	17,800	16,399	8.5%	49,370	38,842	27.1%
Cost of sales	(13,213)	(11,810)	11.9%	(34,294)	(28,157)	21.8%
Gross profit	4,587	4,590	-0.1%	15,076	10,685	41.1%
Share of loss of associates	-	(553)	n/a	-	(553)	n/a
Selling and administrative expenses	(1,361)	(1,262)	7.8%	(4,014)	(3,302)	21.6%
Other gains and losses	35	8	309.9%	179	88	103.6%
Impairment of property, plant and equipment	(141)	(1,297)	n/a	(141)	(1,297)	n/a
Tax on debits and credits to bank accounts	(174)	(203)	-14.3%	(498)	(492)	1.2%
Finance gain (cost), net
Gain on net monetary position	342	163	110.0%	1,622	488	232.4%
Exchange rate differences	(341)	3,131	n/a	(105)	1,898	n/a
Financial income	21	165	-87.4%	(1,438)	(1,874)	-23.3%
Financial expenses	(343)	(408)	-15.8%	89	103	-13.0%
Profit (loss) before taxes	2,624	4,334	-39.5%	10,769	5,743	87.5%
Income tax expense
Current	(1,047)	(1,471)	-28.8%	(4,612)	(1,792)	157.4%
Deferred	(87)	560	n/a	(2,937)	562	n/a
Net profit (loss) from continuing operations	1,490	3,423	-56.5%	3,220	4,514	-28.7%
Income from discontinued operations	-	6,411	n/a	-	7,024	n/a
Net profit (loss)	1,490	9,833	-84.9%	3,220	11,538	-72.1%
Other Comprehensive Income (Loss)
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	-	(243)	n/a	-	(392)	n/a
Total other comprehensive income (loss)	-	(243)	n/a	-	(392)	n/a
TOTAL COMPREHENSIVE INCOME (LOSS)	1,490	9,590	-84.5%	3,220	11,146	-71.1%
Net Profit (loss) for the period attributable to:
Owners of the Company	1,364	9,813	-86.1%	3,322	11,430	-70.9%
Non-controlling interests	126	21	508.3%	(102)	108	n/a
NET PROFIT (LOSS) FOR THE PERIOD	1,490	9,833	-84.9%	3,220	11,538	-72.1%
Total comprehensive income (loss) attributable to:
Owners of the Company	1,518	9,689	-84.3%	3,322	11,230	-70.4%
Non-controlling interests	(29)	(98)	-70.9%	(102)	(84)	21.9%
TOTAL COMPREHENSIVE INCOME (LOSS)	1,490	9,590	-84.5%	3,220	11,146	-71.1%
Earnings per share (basic and diluted):	2.3081	16.4634	-86.0%	5.6000	7.9704	-29.7%

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,		Nine-months ended September 30,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss) from continuing operations	1,490	3,423	3,220	4,514
Income from discontinued operations	-	6,411	-	7,024
Net profit (loss)	1,490	9,833	3,220	11,538
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,134	2,918	7,549	3,307
Depreciation and amortization	1,435	1,831	3,920	4,242
Provisions	5	(42)	(18)	(58)
Interest expense	66	25	307	1,426
Exchange rate differences	4	(4,107)	(550)	(3,626)
Share of loss of associates	(0)	553	(0)	553
Interest income	108	-	219	-
Gain on disposal of property, plant and equipment	(20)	34	(102)	60
Impairment of property, plant and equipment	141	1,297	141	1,297
Gain on disposal of shareholding of Yguazú Cementos S.A.	-	(8,417)	-	(9,102)
Impairment of trust fund	16	164	58	164
Changes in operating assets and liabilities
Inventories	1,057	1,501	320	1,032
Other receivables	(56)	236	(424)	116
Trade accounts receivable	(301)	(838)	(1,227)	(346)
Advances from customers	155	367	(57)	522
Accounts payable	978	892	1,323	926
Salaries and social security payables	172	445	502	10
Provisions	(47)	(16)	(73)	(57)
Tax liabilities	348	(420)	270	(158)
Other liabilities	15	11	(100)	(36)
Gain on net monetary position	(342)	(163)	(1,622)	(488)
Income tax paid	(967)	(715)	(4,744)	(1,210)
Net cash generated by (used in) operating activities	5,391	5,389	8,912	10,112

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	(250)	-	-	-
Proceeds from disposal of Property, plant and equipment	37	22	114	54
Payments to acquire Property, plant and equipment	(1,561)	(2,403)	(4,343)	(10,976)
Payments to acquire Intangible Assets	(20)	(1)	(20)	(6)
Investments	373	11,428	(1,656)	11,428
Contributions to Trust	(20)	(40)	(66)	(76)
Net cash generated by (used in) investing activities	(1,441)	9,006	(5,971)	423

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	497	(0)	1,010	17,319
Interest paid	(157)	(1,630)	(447)	(3,874)
Debts for leases	(39)	(56)	(125)	(149)
Repayment of borrowings	(2,049)	(13,552)	(4,630)	(23,325)
Share repurchase plan	(630)	-	(1,498)	-
Net cash generated by (used in) financing activities	(2,377)	(15,238)	(5,689)	(10,029)
Net increase (decrease) in cash and cash equivalents	1,573	(843)	(2,748)	506
Cash and cash equivalents at the beginning of the period	1,245	3,707	5,993	2,432
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(38)	(50)	(141)	(152)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(300)	4,279	(624)	4,307

Cash and cash equivalents at the end of the period	2,480	7,092	2,480	7,092

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,				Nine-months ended September 30,
	2021	%	2020	%	2021	%	2020	%
Net revenue	17,137	100.0%	10,487	100.0%	43,601	100.0%	23,477	100.0%
Cement, masonry cement and lime	15,320	89.4%	9,801	93.5%	39,029	89.5%	21,433	91.3%
Concrete	1,115	6.5%	340	3.2%	3,147	7.2%	917	3.9%
Railroad	1,465	8.5%	770	7.3%	3,572	8.2%	2,167	9.2%
Aggregates	285	1.7%	128	1.2%	604	1.4%	202	0.9%
Others	106	0.6%	29	0.3%	246	0.6%	114	0.5%
Eliminations	(1,153)	-6.7%	(581)	-5.5%	(2,997)	-6.9%	(1,356)	-5.8%
Cost of sales	11,416	100.0%	6,688	100.0%	27,487	100.0%	15,192	100.0%
Cement, masonry cement and lime	9,770	85.6%	5,799	86.7%	23,081	84.0%	12,831	84.5%
Concrete	1,136	9.9%	531	7.9%	3,322	12.1%	1,260	8.3%
Railroad	1,328	11.6%	753	11.3%	3,350	12.2%	2,101	13.8%
Aggregates	272	2.4%	162	2.4%	574	2.1%	278	1.8%
Others	64	0.6%	24	0.4%	157	0.6%	78	0.5%
Eliminations	(1,153)	-10.1%	(581)	-8.7%	(2,997)	-10.9%	(1,356)	-8.9%
Selling, admin. expenses and other gains & losses	1,223	100.0%	728	100.0%	3,214	100.0%	1,774	100.0%
Cement, masonry cement and lime	1,052	86.1%	687	94.4%	2,841	88.4%	1,606	90.5%
Concrete	27	2.2%	(8)	-1.0%	49	1.5%	1	0.0%
Railroad	101	8.2%	30	4.1%	228	7.1%	120	6.8%
Aggregates	3	0.3%	1	0.2%	7	0.2%	(2)	-0.1%
Others	39	3.2%	17	2.3%	88	2.7%	50	2.8%
Depreciation and amortization	459	100.0%	440	100.0%	1,173	100.0%	935	100.0%
Cement, masonry cement and lime	356	77.4%	237	53.9%	885	75.4%	570	61.0%
Concrete	16	3.4%	134	30.4%	47	4.0%	168	17.9%
Railroad	78	17.0%	62	14.1%	215	18.3%	178	19.0%
Aggregates	9	1.9%	6	1.3%	22	1.9%	16	1.7%
Others	1	0.3%	1	0.2%	4	0.3%	3	0.4%
Adjusted EBITDA	4,957	100.0%	3,511	100.0%	14,073	100.0%	7,445	100.0%
Cement, masonry cement and lime	4,853	97.9%	3,552	101.2%	13,992	99.4%	7,566	101.6%
Concrete	(32)	-0.7%	(50)	-1.4%	(177)	-1.3%	(176)	-2.4%
Railroad	114	2.3%	49	1.4%	209	1.5%	123	1.7%
Aggregates	18	0.4%	(30)	-0.8%	45	0.3%	(57)	-0.8%
Others	4	0.1%	(10)	-0.3%	4	0.0%	(11)	-0.1%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(261)		1,656		1,087		4,268
Depreciation and amortization	(1,435)		(1,831)		(3,920)		(4,242)
Tax on debits and credits banks accounts	(174)		(203)		(498)		(492)
Finance gain (cost), net	(322)		3,051		168		614
Income tax	(1,134)		(911)		(7,549)		(1,229)
Share of profit of associates	-		(553)		-		(553)
Impairment of property, plant and equipment	(141)		(1,297)		(141)		(1,297)
Income (loss) from discontinued operations	-		6,411		-		7,024
NET PROFIT (LOSS) FOR THE PERIOD	1,490		9,833		3,220		11,538